BCS AMERICAS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCS Americas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, Suite 1805
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Denson 212 421 7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, David Denson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCS Americas, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELVIS VALERIO
Notary Public – State of New York
NO. 01VA6336662
Qualified in Bronx County 2024
My Commission Expires Feb 8. ~~2020~~ (2)

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCS AMERICAS, INC

DECEMBER 31, 2019

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

To the Directors and Shareholder of BCS Americas, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BCS Americas, Inc., (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2014.

Woodbury, NY
February 20, 2020

Mazars USA LLP
60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.mazarsusa.com

Mazars USA LLP is an independent member firm of Mazars Group.

Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

BCS AMERICAS, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	$	423,565
Due from clearing organizations		3,767,970
Securities owned, at fair value		2,032,640
Due from affiliates		35,691
Fixed assets, net of accumulated depreciation of $40,586		27,742
Commissions receivable		73,962
Right of use asset		339,025
Other assets		105,060
Total assets	$	6,805,655
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accrued expenses	$	86,410
Capitalized lease obligation		358,804
Total liabilities		445,214
Commitments and contingencies		
Shareholder's equity:		
Preferred stock - no par value; 500 shares authorized, none issued		
Common stock - no par value; 500 shares authorized, 187 shares issued and outstanding		11,500
Additional paid in capital		18,500,000
Accumulated deficit		(12,151,059)
Total shareholder's equity		6,360,441
Total liabilities and shareholder's equity	$	6,805,655

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

BCS Americas, Inc (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business under the name of BCS Global Markets. The Company is also a member of the New York Stock Exchange, LLC and the NYSE American, LLC. The Company provides brokerage and investment services as an introducing broker for U.S. institutional clients investing in Russia and the Commonwealth of Independent States. On June 29, 2016, the Company was acquired by FG BCS Limited (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fixed assets, net
Depreciation of computer and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Estimated useful lives of the computer and equipment are from five to seven years.

Income taxes
Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes. In addition, the Company has temporary differences relating to net operating loss carryforwards.

Concentration of risk
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. At December 31, 2019, the Company maintained cash of $173,660 in excess of FDIC insurance limits.

Foreign currency
The Company's functional currency is the U.S. dollar and its reporting currency is the U.S. dollar. However, the Company maintains several accounts in foreign currencies. Transaction gains and losses, resulting from executing certain transactions in foreign currencies are included in the statement of operations for the year ended December 31, 2019.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits, as it has no known tax positions that would subject the Company to any material income tax exposure. The tax years that remain subject to examination are the periods beginning on January 1, 2016 for all major tax jurisdictions.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities owned, securities sold not yet purchased
Securities owned, securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements. Realized and unrealized gains and losses arising from both trading and investment activities are reported on a trade date basis in trading gains (losses) on the statement of operations. The Company may sell a security it has not yet purchased, in anticipation of a decline in the fair value of that security. When the Company sells a security it has not yet purchased, it must borrow the security and deliver it to the broker dealer through which it made the sale. A gain limited to the price at which the Company sold the security it has not yet purchased, or a loss, unlimited in size will be recognized upon termination of such a sale.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Agency commissions
The Company earns commission revenue by acting as an agent on behalf of customers. The Company's performance obligations consist of trade execution and clearing services and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. Commission revenues are paid on settlement date; therefore, a receivable is recognized as of the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition (continued)

Brokerage services – affiliate
The Company receives a commission/mark up for introducing counterparties to affiliates for potential trades for the purchase or sale of securities. The Company believes that the performance obligation is satisfied at the point in time that the performance is completed, which is generally when all eligible costs are incurred.

Trading gains (losses)
Trading gains and losses are recorded on trade date and are reported on a net basis. Trading gains and losses are comprised of changes in the fair value of financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value. Included in trading gains are net gains and losses on U.S. and foreign stocks. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Rebate income
Rebate income are fees received from execution venues to which the Company sends trade orders in relation to its agency trading activity. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research fees
The Company provides research on Russian based stocks and bonds to U.S. based institutional investors. The Company is compensated and receives its fee income via payments directly from clients. The revenue is recognized at the point in time that the performance under the arrangement is completed, which is when the research is utilized by the customer and the customer advises the Company of its usage.

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	1-Jan-19	31-Dec-19
Due from clearing organizations	$ 2,812,203	$ 3,767,970
Due from affiliates	$ 267,042	$ 35,691
Commissions receivable	$ 77,912	$ 73,962

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Leases
In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition a right of use asset and a corresponding lease liability relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The Company adopted the new guidance effective January 1, 2019.

3. DUE FROM AFFILIATES

The Company has entered into a brokerage service agreement with its affiliates, where by the Company will introduce to those affiliates potential counterparties, as well as, negotiate if appropriate, potential trades for the purchase or sale of securities between the affiliates and such counterparties. The Company receives a commission/mark up for providing the service. At December 31, 2019, the amount receivable under this agreement is $35,691 and is recorded as due from affiliates on the statement of financial condition.

4. FIXED ASSETS, net

As of December 31, 2019, fixed assets consist of the following:

Computer and office equipment	$ 68,328
Less: accumulated depreciation	40,586
	$ 27,742

5. CLEARANCE AGREEMENT

The Company has entered into an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. As of December 31, 2019, the balance consisted of monies held at the clearing brokers in the amount of $3,267,970 and a clearing deposit of $500,000 on the Statement of Financial Condition. Additionally, included in this amount is $42,011 due from an affiliated broker dealer.

6. INCOME TAXES

At December 31, 2019, the Company had net remaining operating loss carryforwards for income tax purposes of approximately $2,170,000, which are available to offset federal taxable income through 2037. The carryforwards resulted in a deferred tax asset of approximately $738,000 at December 31, 2019, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. The valuation allowance decreased by approximately $122,000 during the year ended December 31, 2019. In the current year the Company utilized approximately $320,000 of net operating loss carryforwards against current taxable income.

As a result of a change in ownership the Company's net operating loss carryforwards are limited pursuant to section 382 of the Internal Revenue Code. As a result, the net operating loss carryforwards and the resulting deferred tax asset and valuation allowance have been reduced to reflect this limitation.

7. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company is obligated under a non-cancelable lease agreement for office space expiring through January 2022. In general, the terms of the lease agreements require the Company to pay for insurance, taxes, and other costs relative to the leased property.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The lease does not contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has an increase on its statement of financial condition as of December 31, 2019 for the right of use asset of $339,025, offset by a lease liability of $358,804. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate at January 1, 2019 of 6.5%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2019, are as follows:

Year Ending December 31	Lease	Less Discount Amount	Total Lease Liability
2020	$ 189,882	$ 23,322	$ 166,560
2021	189,882	12,496	177,386
2022	15,824	966	14,858
	$ 395,588	$ 36,784	$ 358,804

8. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

a. *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

b. *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

c. *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2019:

Assets	Level 1	Level 2	Level 3	Total
Securities owned	$ 2,032,640	$ -	$ -	$ 2,032,640
Securities at fair value	$ 2,032,640	$ -	$ -	$ 2,032,640

The Company's security inventory consists of a U.S. Treasury Bill which is actively traded on securities exchanges. The Company utilizes quoted market prices for its securities owned and securities sold not yet purchased.

9. OFF-BALANCE SHEET RISK

The Company may be liable for charge backs on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off balance sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations, if any, in the financial statements at year-end, at fair value of the related securities and will incur a loss, if the fair value of the securities increases subsequent to year-end. At December 31, 2019, the Company had no open short positions.

10. CONCENTRATION RISK

Approximately 55% of the Company's revenue is derived from activity with foreign affiliated entities.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of $6,111,396, which exceeded the required minimum net capital of $250,000 by $5,861,396. Aggregate indebtedness at December 31, 2019, totaled $106,189. The Company's percentage of aggregate indebtedness to net capital was 1.74%.

12. CONTINGENCIES

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company currently has an ongoing NYSE investigation and a FINRA review, but these regulatory assessments is normal in the ordinary course of business. The Company is not currently involved in any legal proceedings or investigations.

13. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2019, through the date of this report and determined that there are no material events that would require disclosures in the Company's financial statements.